UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Issuer Direct Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

46520M204

(CUSIP Number)

June 2, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS LionGuard Capital Management Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 241,449
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 241,449
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,449
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12.	TYPE OF REPORTING PERSON (see instructions) IA

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1.	NAMES OF REPORTING PERSONS Andrey Omelchak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada and Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 250,454
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 250,454
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,454
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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1.	NAMES OF REPORTING PERSONS LionGuard Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 200,363
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 200,363
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,363
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 46520M204	13G	Page 5 of 10

Item 1.

(a)	Name of Issuer

Issuer Direct Corporation

(b)	Address of Issuer’s Principal Executive Offices

1 Glenwood Avenue, Suite 1001, Raleigh NC 27603

Item 2.

(a)	Name of Person Filing (each, a “Reporting Person”)

LionGuard Capital Management Inc. (“LionGuard”), Andrey Omelchak (“Omelchak”) and LionGuard Opportunities Fund L.P. (“LionGuard Opportunities,” and together with LionGuard and Omelchak, the “Reporting Persons”)

(b)	Address of the Principal Office of the Reporting Persons

1010 Sherbrooke Street West, Suite 2350,

Montreal, Quebec, Canada H3A 2R7

(c)	Citizenship

LionGuard is a Canadian corporation. Omelchak is a citizen of Canada and Russia. LionGuard Opportunities is a Canadian limited partnership.

(d)	Title of Class of Securities

Common Stock, par value 0.001

(e)	CUSIP Number

46520M204

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Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover pages for the Reporting Persons and is incorporated herein by reference.

The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

☐	As of the date of this Report, the aggregate beneficial ownership of the Reporting Persons had been reduced to below five percent (5%).

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

LionGuard, an investment fund manager registered in Canada, is deemed to be the beneficial owner of 241,449 shares, or 6.4% of the Common Stock believed to be outstanding, as a result of acting as an investment fund manager to various clients. Omelchak is the chief executive officer and chief investment officer of LionGuard, the portfolio manager of LionGuard Opportunities and a co-portfolio manager of LionGuard U.S. Small Cap Fund LP and as such is deemed to be the beneficial owner of 250,454 shares, or 6.6% of the Common Stock believed to be outstanding.  Clients of LionGuard have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. LionGuard Opportunities, for which LionGuard acts as an investment fund manager, may be deemed to beneficially own 200,363 of these 241,449 shares, which equates to 5.3% of the Common Stock believed to be outstanding. LionGuard U.S. Small Cap Fund LP, a Canadian limited partnership for which LionGuard acts as investment fund manager, may be deemed to beneficially own 41,086 of these 241,449 shares, which equates to 1.1% of the Common Stock believed to be outstanding. Jordan Steiner, a Canadian citizen, who is the co-portfolio manager of LionGuard U.S. Small Cap Fund LP may be deemed to beneficially own 41,086 of these 241,449 shares, which equates to 1.1% of the Common Stock believed to be outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

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Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Certification with respect to LionGuard and Omelchak:

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment fund managers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Certification with respect to LionGuard Opportunities:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits.

Exhibit A	Joint Filing Agreement by and between the Reporting Persons dated February 14, 2022.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date

/s/ Andrey Omelchak
Andrey Omelchak, as CEO & CIO of LionGuard Capital Management Inc.

/s/ Andrey Omelchak
Andrey Omelchak

/s/ Andrey Omelchak
Andrey Omelchak, as President of LionGuard Opportunities GP Inc., the general partner of LionGuard Opportunities Fund L.P.

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EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	10

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Issuer Direct Corporation, dated as of February 14, 2022 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2022
Date

/s/ Andrey Omelchak
Andrey Omelchak, as CEO & CIO of LionGuard Capital Management Inc.

/s/ Andrey Omelchak
Andrey Omelchak

/s/ Andrey Omelchak
Andrey Omelchak, as President of LionGuard Opportunities GP Inc., the general partner of LionGuard Opportunities Fund L.P.